UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

BORQS TECHNOLOGIES, INC.

Commission File Number 001-37593

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 8, 2025, Borqs Technologies, Inc. (the “Company”) signed a Share Purchase Agreement (“SPA”) with Sasken Design Solutions Pte. Ltd, a wholly owned subsidiary of Sasken Technologies, Ltd. (“Sasken”). The SPA provides for Sasken’s acquisition of the Company’s core business through the purchase of BORQS International Holding Corp, the Company’s wholly owned subsidiary. The transactions contemplated by the SPA (the “Sale”) were consummated on April 9, 2025. Included in the Sale are all of the Company’s embedded software design and customized hardware manufacturing of products for the Internet of Things (IoT) activities, customer contracts, technology licenses, intellectual property, employment agreements with key personnel and assets required for the Company’s operations. Sasken agreed to pay the Company an aggregate purchase price of $40 million, subject to adjustments for working capital and certain earnout payments linked to performance in 2025.

A copy of the press release announcing the Sale is attached hereto as Exhibit 99.1. The summary of the SPA contained herein does not purport to be complete and is subject to, and qualified in its entirety by reference to the SPA, which is attached hereto as exhibit 99.2.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release, dated April 14, 2025
99.2*	Share Purchase Agreement, dated April 8, 2025

*	Certain information, exhibits and schedules contained in this exhibit have been omitted because such information (i) is not material and (ii) is the type of information that the Company both customarily and actually treats as private and confidential.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: April 14, 2025	By:	/s/ Pat Sek Yuen Chan
Pat Sek Yuen Chan
Chief Executive Officer

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